PMU News Release #04-17 TSX, AMEX Symbol PMU November 4, 2004

RESOURCE DEFINITION DRILL PROGRAM COMMENCES AT SOUTH MINITA GOLD ZONE

A resource definition drill program has commenced at the South Minita gold zone on Pacific Rim Mining Corp.'s ("Pacific Rim" or "the Company") flagship El Dorado gold project in El Salvador following receipt of the latest batch of drill results. Pacific Rim's ongoing drill program at El Dorado continues to flesh out both the South Minita and Nance Dulce gold discoveries with the drill intersection of additional high-grade gold mineralization (see table below).

The South Minita gold zone is located 450 meters south of the existing high-grade Minita deposit, which hosts a measured and indicated resource of 1.6 million tonnes averaging 11.4 g/t gold and 70.3 g/t silver, or 585,000 ounces of gold and 3.6 million ounces of silver. South Minita has a strike length of 750 meters, and the vein's grades and widths are of similar tenor to the Minita deposit. The mineralization remains open at depth and up-dip. Drill hole 327, located 350 meters to the south of the South Minita gold zone, encountered a narrow high-grade vein in the Minita structure, indicating additional upside potential along this vein for another 3.5 kilometers to the south. Further scout drilling will continue to explore this gold-rich structure once the South Minita gold zone has been delineated.

The Nance Dulce gold zone is located 4.5 kilometers south of the Minita deposit, measures 450 meters along strike and is open at depth. In comparison to the Minita deposit, gold grades at Nance Dulce are higher but widths are narrower. When diluted to mineable widths, the grades are very similar to Minita. Scout drilling to better define the Nance Dulce gold zone will continue for the coming weeks, with the intent of commencing definition drilling before the end of the year.

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Intersection (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-319	Nance Dulce	297533 / 533505	232 / 50	185.35	185.75	0.40	0.35	37.178	139
P04-320	South Minita	300141 / 534297	270 / 50	No Significant Results
P04-321	Nance Dulce	297758 / 533084	052 / 55	No Significant Results
P04-322	Nance Dulce	297809/ 533122	232 / 55	199.05	199.20	0.15	0.10	8.720	104
P04-323	South Minita	300141 / 534299	270 / 70	180.95 188.55	181.10 188.65	0.15 0.10	0.10 0.10	12.262 9.418	26 14
P04-324	Nance Dulce	297686 / 533160	052 / 60	183.35	183.55	0.20	0.15	14.851	89
P04-325	Nance Dulce	297683 / 533160	232 / 70	No Significant Results
P04-326	Nance Dulce	297544 / 533291	052 / 50	132.85	133.70	0.85	0.40	37.107	225
P04-327	South Minita	299904 / 534384	270 / 50	304.20 388.50	304.45 388.80	0.25 0.30	0.20 0.25	10.727 39.114	21 95
P04-328	Nance Dulce	297447 / 533579	232 / 50	No Significant Results
P04-329	South Minita	300391 / 534259	270 / 50	240.40	243.90	3.50	3.00	17.528	76

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Intersection (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-330	Nance Dulce	297366 / 533632	232 / 50	No Significant Results
P04-331	South Minita	300390 / 534260	250 / 50	225.55 230.00 242.30 257.10 258.15 261.60	225.65 230.35 242.55 257.90 259.95 261.90	0.10 0.35 0.25 0.80 1.80 0.30	0.10 0.35 0.20 0.75 1.50 0.30	53.527 6.814 13.327 9.404 19.129 23.017	>200 36 107 78 141 >200
P04-332	Nance Dulce	297278 / 533697	270 / 50	Results Pending
P04-333	South Minita	300983 / 534289	260 / 60	229.10 302.75	230.20 303.45	1.10 0.70	1.05 0.60	14.439 6.848	na na
P04-334	Nance Dulce	297279 / 533699	90 / 60	Results Pending
P04-335	South Minita	300577 / 534237	270 / 60	167.20	169.95	2.75	2.50	12.500	na

Drill plan maps are available at the Company's website (www.pacrim-mining.com).

"Our increased understanding of the El Dorado mineralized system has led to the discovery and initial delineation of two new, previously unknown zones of high grade gold mineralization - South Minita and Nance Dulce - and the recognition of upside potential elsewhere on the structure that connects these two zones", states Tom Shrake, CEO. "Our next step is to better understand their potential for adding additional ounces to the El Dorado resource, currently dominated by the Minita deposit. The next series of holes at South Minita will delineate the mineralization at depth and at Nance Dulce we will continue to scout-drill along trend. We hope to bring both new zones toward new resource estimates in the coming months and remain confident that our flagship El Dorado gold has the potential to launch Pacific Rim into the ranks of the low-cost, intermediate producers".

Pre-feasibility Study Update
Work is continuing on the pre-feasibility study for the Minita deposit. A number of mining, sourcing, and development scenarios have been proposed and both SRK and the engineering sub-contractors are fine-tuning the various options to arrive at the most accurate economic assessment possible. The study is now expected to be finalized early in the new year.

NI 43-101 Disclosure
Pacific Rim's exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled "Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador", dated November 26, 2003 and publicly available on SEDAR.

About Pacific Rim Mining Corp.
Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide heap leach gold operation in Nevada to explore, define and advance its projects, primarily the flagship El Dorado gold project in El Salvador. Pacific Rim's goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the successful completion of all conditions for closing of the Rawhide tipping agreement; the eventual closing of this agreement; the ability of the landfill operation to generate the cash flows from tipping fees currently anticipated; the net present value of the landfill operation if or when a buyout of the agreement is sought; the ability to utilize potential future cash flows to the benefit of the El Dorado project; the eventual use of funds; the results of current or future exploration activities and opportunities; the availability and amount of funds to conduct exploration programs; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com